
NORTH BECK JOINT VENTURE
C/O JOHN MICHAEL COOMBS
2435 SCENIC DR
SALT LAKE CITY, UT 84109
KEYSTONE SURVEY PROPERTY
ATV Road
CHIEF CONSOLIDATED PROPERTY

Source: 2003 Juab County Plat Maps

400 0 400 Feet

Scale

HDR ONE COMPANY | *Many Solutions*™

Eureka Mills NPL Site, Eureka, UT

North Beck Joint Venture Property Lines

Date March 2004

Figure 1


Bradley
Victoria Northwest Mine
Hatfield
Canyon
Reservoir
Well
North Beck Mine
Porphyry Flat
Springs
JUAB CO.
Peak
Jenny Lind Ridge
Can
Retribution Mine
Raymond
Ridge & Valley
EUREKA
(BM 6442)
BM 6583
Reservoir
Snell Ranch
Sacramento Mine
Keystone Ridge
EUREKA CITY
Gemini
Chief No 2
Godiva Tunnel
Tetro Shaft
Tetro Tunnel
Godiva Shaft
Mayday Shaft
Chief No. 1
Water Tanks
Eureka Hill
Eagle
General Logan Mine
Garity Quarry
Eureka Cem
WT
Hannifin Ranch
GRADE
Evans Mine
Golden Ray Mine
Centennial Eureka
6
50
6307
6600
6400
6655
6256
7111
7045
7109
7400
7100
6900
6752
6883
6622
6155
6200
6316
6158
7061
6500
6600
11
12
13
14
18
Grate
Backfill
Wall
N

Tintic Junction and Eureka, Utah 7 1/2' Quadrangles
T.10 S., R.3 W

Final updated Map

TINTIC PROJECT

Site Location Map
Juab County Sites

UTAH
NATURAL RESOURCES
Oil, Gas & Mining

Drawn by: LAA

Scale 1"= 1,100'

Sheet 2 of 7